Coherus Oncology, Inc.

333 Twin Dolphin Drive, Suite 600

Redwood City, CA 94065

December 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Coherus Oncology, Inc.
Registration Statement on Form S-3
(File No. 333-291520)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Coherus Oncology, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 initially filed on November 13, 2025 (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on December 8, 2025, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Very truly yours,

Coherus Oncology, Inc.

By:	/s/ Bryan McMichael
Name:	Bryan McMichael
Title:	Chief Financial Officer

cc:	Dennis M. Lanfear, Coherus Oncology, Inc.
Benjamin A. Potter, Latham & Watkins LLP
Drew Capurro, Latham & Watkins LLP